EXHIBIT 99.1

Precision Drilling Corporation Announces Officer Appointments

CALGARY, Alberta, July 25, 2018 (GLOBE NEWSWIRE) -- Precision Drilling Corporation (“Precision”) is pleased to announce the appointment of Shuja Goraya as Chief Technology Officer and the appointment of Darren Ruhr as Chief Administrative Officer.

Mr. Shuja Goraya as Chief Technology Officer will lead our strategic drilling technology initiatives designed to significantly enhance drilling process efficiency by leveraging automation, innovating new surface and downhole drilling hardware and software solutions, and optimizing data analytics. Mr. Goraya has over 24 years of experience in the oil and gas industry working in technology management and drilling operations roles at Schlumberger Ltd. in the United States, Canada, Middle East, Africa, and Asia. Mr. Goraya was most recently Vice President of the North American Drilling Group responsible for Directional Drilling, Drilling Tools, Fluids, Bits, Integrated Projects and Land Rigs. Mr. Goraya brings a wealth of technical and operational experience to Precision specifically in the areas of drilling optimization, drilling technologies, directional drilling, borehole and drill string dynamics and digital transformation. Mr. Goraya holds a Bachelor of Science degree in Electrical Engineering and will be based out of our Houston corporate office.

Mr. Darren Ruhr will assume the newly created role of Chief Administrative Officer. Mr. Ruhr has been with Precision since 1997 and most recently held the position of Senior Vice President, Corporate Services. During the past 20 years with Precision, he has held various roles of increasing responsibility and has played a key role in establishing many of the business systems and technology that form the cornerstone of Precision's operating infrastructure today. As Chief Administrative Officer, he will oversee corporate business systems and network infrastructure, human resources, organizational effectiveness and performance, real estate and facilities, along with other administrative functions of the company.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service and snubbing rigs, camps, rental equipment, and wastewater treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, CFA
Senior Vice President and Chief Financial Officer
713.435.6111

Ashley Connolly, CFA
Manager, Investor Relations
403.716.4725

Precision Drilling Corporation
800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com